SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

July 6th, 2007

JUNE 2007 TRAFFIC

Passenger activity

    Passenger traffic up 4.9% with a 0.3 point rise in load factor to 82.7%.

    Good progress in unit revenue.

Cargo

     Positive evolution of load factor, thanks to capacity reduction measures.

Passenger activity

In June 2007, Air France-KLM posted a 4.9% rise in traffic, while capacity was up 4.5%. This resulted in a 0.3 point improvement in the load factor which reached the high level of 82.7%. The Group carried over 6.7 million passengers (+1.5%). The group also recorded good progress in yield.

-	On the Americas network traffic increased strongly by 7.4% with a 9.5% rise in capacity. The load factor remained very high at 88.6% (-1.7 points).

-	The Asian network benefited from strong traffic growth of 7.7% with capacity up 6.3%. The load factor improved by 1.1 points to 87.4%.

-	On the Africa & Middle-East network traffic increased by 3.5% despite a 2.2% reduction in capacity. The load factor gained 4.3 points to 78.4%.

-	On the Caribbean & Indian Ocean network traffic fell by 1.9% with a 2.4% reduction in capacity. The load factor improved by 0.4 points to 76.2%.

-	The European network saw traffic 1.6% higher while capacity increased by 3.0%. The load factor stood at 75.2% (-1.0 points).

Cargo activity

In June 2007, in a persistently tough revenue-mix environment, traffic saw a positive development, up by 5.5%. In line with the adjustment plan decided at the beginning of the year, capacity only grew by 1.8%. The load factor therefore gained 2.3 points to 67.6%. As of July 12th 2007, the fuel surcharge will rise from 55 to 60 euro cents per kilo.

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Olivier Mougeot – +33 (0)1 41 56 72 59 – olmougeot@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	June			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Passengers carried (000s)	6,699	6,600	1.5%	19,325	19,050	1.4%
Revenue pax-kilometers (RPK)	17,750	16,923	4.9%	51,567	49,596	4.0%
Available seat-kilometers (ASK)	21,451	20,529	4.5%	63,377	60,841	4.2%
Load factor (%)	82.7%	82.4%	0.3	81.4%	81.5%	(0.2)

Europe (including France)
Passengers carried (000s)	4,749	4,736	0.3%	13,665	13,577	0.6%
Revenue pax-kilometers (RPK)	3,755	3,697	1.6%	10,859	10,660	1.9%
Available seat-kilometers (ASK)	4,996	4,852	3.0%	14,914	14,404	3.5%
Load factor (%)	75.2%	76.2%	(1.0)	72.8%	74.0%	(1.2)

America (North and South)
Passengers carried (000s)	867	815	6.3%	2,414	2,280	5.9%
Revenue pax-kilometers (RPK)	6,353	5,913	7.4%	17,776	16,638	6.8%
Available seat-kilometers (ASK)	7,170	6,547	9.5%	20,423	18,747	8.9%
Load factor (%)	88.6%	90.3%	(1.7)	87.0%	88.7%	(1.7)

Asia / Pacific
Passengers carried (000s)	454	420	8.0%	1,326	1,253	5.9%
Revenue pax-kilometers (RPK)	3,921	3,640	7.7%	11,461	10,872	5.4%
Available seat-kilometers (ASK)	4,486	4,219	6.3%	13,387	12,662	5.7%
Load factor (%)	87.4%	86.3%	1.1	85.6%	85.9%	(0.2)

Africa / Middle East
Passengers carried (000s)	429	418	2.4%	1,237	1,238	(0.1%)
Revenue pax-kilometers (RPK)	2,245	2,170	3.5%	6,485	6,399	1.4%
Available seat-kilometers (ASK)	2,865	2,929	(2.2%)	8,478	8,693	(2.5%)
Load factor (%)	78.4%	74.1%	4.3	76.5%	73.6%	2.9

Caribbean / Indian Ocean
Passengers carried (000s)	202	210	(3.8%)	683	702	(2.7%)
Revenue pax-kilometers (RPK)	1,475	1,503	(1.9%)	4,985	5,028	(0.9%)
Available seat-kilometers (ASK)	1,935	1,982	(2.4%)	6,175	6,334	(2.5%)
Load factor (%)	76.2%	75.9%	0.4	80.7%	79.4%	1.3

Cargo activity (in millions)
	June			Cumulative
Total Group	2007	2006	%	2007-08	2006-07%
Revenue tonne-km (RTK)	954	905	5.5%	2,771	2,730	1.5%
Available tonne-km (ATK)	1,411	1,386	1.8%	4,130	4,125	0.1%
Load factor (%)	67.6%	65.3%	2.3	67.1%	66.2%	0.9

Europe (including France)
Revenue tonne-km (RTK)	7	7	9.5%	23	20	12.1%
Available tonne-km (ATK)	48	48	0.2%	145	142	2.4%
Load factor (%)	15.5%	14.2%	1.3	15.5%	14.2%	1.3

America (North & South)
Revenue tonne-km (RTK)	311	308	0.9%	895	908	(1.4%)
Available tonne-km (ATK)	463	465	(0.6%)	1,341	1,368	(2.0%)
Load factor (%)	67.2%	66.2%	1.0	66.8%	66.4%	0.4

Asia / Pacific
Revenue tonne-km (RTK)	484	448	7.8%	1,398	1,369	2.1%
Available tonne-km (ATK)	656	648	1.3%	1,910	1,933	(1.2%)
Load factor (%)	73.7%	69.2%	4.5	73.2%	70.9%	2.4

Africa / Middle East
Revenue tonne-km (RTK)	108	94	15.0%	316	283	11.6%
Available tonne-km (ATK)	165	147	11.8%	493	446	10.4%
Load factor (%)	65.4%	63.6%	1.8	64.1%	63.4%	0.7

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	44	48	(7.2%)	139	149	(6.6%)
Available tonne-km (ATK)	80	78	2.2%	241	236	2.1%
Load factor (%)	55.8%	61.5%	(5.7)	57.7%	63.1%	(5.4)

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements which include but are not limited to statements concerning the financial condition, results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors many of which are outside of Air France-KLM’s control and are difficult to predict that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers, suppliers and strategic partners; increases in aircraft fuel prices; and other economic. Business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement whether as a result of new information, future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: July 6, 2007	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations